ALLIED GOLD LIMITED

ANNUAL GENERAL MEETING
2006

ALLIED GOLD LIMITED



THE SIMBERI GOLD PROJECT

Papua New Guinea



ANNUAL GENERAL MEETING 2006

CORPORATE SUMMARY

DUAL LISTING ON AUSTRALIAN STOCK EXCHANGE [ASX]
AND LONDON'S ALTERNATIVE INVESTMENT MARKET [AIM]

ORDINARY SHARES	**272.0 million**
LISTED OPTIONS (30 June 2007)	**22.1 million**
UNLISTED OPTIONS	**8.0 million**
SUBSTANTIAL SHAREHOLDERS	
– M&G	**14.03%**
– Fidelity	**7.73%**
– Mineral Commodities Ltd	**7.15%**
– L-R Global	**6.56%**
– Rubicon	**6.01%**
TOP 20 SHAREHOLDERS	**80%**
UNDILUTED MARKET CAP	**~ A$97 million**
***as at 28 November 2006 based on share price of $0.355c**	
CASH at 30 September 2006	**A$47 million**
ENTERPRISE VALUE	**A$50 million**

KEY PERSONNEL

GRANT BROCK

Chief Operating Officer

Grant, a mining engineer with extensive experience in the mining industry and has also held executive management positions in construction, development and operation of gold, base metal and industrial minerals mines. With his corporate experience in acquisitions and project development Grant will assist with the long term growth of Allied and the development of new projects.

ROSS HASTINGS

General Manager Development

Over twenty years experience in the mining industry, specifically involving the discovery and development of gold and copper projects in Papua New Guinea and Australia. Extensive experience in geological matters and mine engineering experience.

WILLIAM SEARSON

Community Relations Manager

William (Bill) Searson is an Independent Mining Consultant involved in the Simberi Project since 1995. A testament of Bill's relationship and respect by the key stakeholders, landowners and the communities on Simberi and other Islands in the Tabar Group is the harmonious relationship present between Allied and the communities.

BOB BURBAN

Exploration Manager

Experience in geology and exploration spans 37 years, primarily in Australia, Canada, USA and PNG Bob's specialty is generative mineral exploration, covering a wide spectrum of commodities and ore-types including precious and base metals and industrial minerals.

ALBERT LONGO

Chief Financial Officer

Albert is a Chartered Accountant and Registered Tax Agent who has 19 years experience in the gold mining industry. Albert has held General Manager and CFO positions in small ASX listed industrial companies.

ALLIED GOLD LIMITED

RECENT HISTORY

SEPTEMBER 2004
- Merged with Nord Pacific Limited to acquire 50% of ML136 and 99% of EL609

OCTOBER 2005
- Completed the consolidation of 100% ownership of the Simberi Oxide Gold Project and the surrounding exploration leases on the Tabar Islands Group

NOVEMBER 2005
- Completion of the Simberi Oxide Gold Project Optimised Feasibility Study

DECEMBER 2005 - FEBRUARY 2006
- Raised A$10M at A$0.40 and A$41.7M at A$0.44 from UK and Australian investors/institutions

APRIL 2006
- US$25M debt facility secured, and construction commenced.

MAY 2006
- Raised A$13M at A$0.60 from US and UK institutions

JULY 2006
- Simberi revised capex and opex budget

NOVEMBER 2006
- Geotechnical and sterilization drilling completed.

ATTRIBUTABLE RESERVE AND IN-PIT RESOURCE Oz TO ALD

184,000 oz

785,000 oz

KEY INVESTMENT DRIVERS

- **SIMBERI OXIDE GOLD MINING PROJECT**
  - Low technical and geological risk
  - Fully permitted
  - Construction activities underway
  - First Gold 2H 2007

- **SIMBERI POTENTIAL SULPHIDE PROJECT**
  - Pigiput Inferred Resources 705,000 ounces

- **TABAR ISLAND GROUP - CONSIDERABLE EXPLORATION UPSIDE**
  - Entire mineralised island group under 100% ownership
  - Tenement area comprising 270 km²
  - Located 75km NW from Lihir Island


ALLIED GOLD LIMITED
PROJECT SETTING
GRASBERG
>52Moz
FRIEDA RIVER
9Moz
TABAR
ISLANDS
PROJECT
LIHIR
>40Moz
WILD DOG
PANGUNA
16Moz
OK TEDI
10Moz
PORGERA
>22Moz
WAFI
5Moz
TOLUKUMA
MISIMA
5Moz
GOLD RIDGE
>2Moz
VATUKOULA
>8Moz
MT KASI
Tonga Trench
North Fiji Fracture Zone
New Hebrides Trench
Major crustal structures
Major gold or copper-gold deposits (Pacific Rim)

OXIDE AND TRANSITIONAL GOLD RESERVES



SIMBERI ISLAND OXIDE and TRANSITIONAL Gold Reserves and Mineral Resources Within Designed Pits

	Million Tonnes	Grade (g/t Au)	Oz
Proved	9.70	1.38	430,000
Probable	5.17	1.46	243,000
TOTAL Reserves	**14.87**	**1.41**	**673,000**
Inferred Resources	2.90	1.20	112,000
GRAND TOTAL	**17.77**	**1.37**	**785,000**

Golder Associates July 2006 – Gold Price Assumption for Optimisation US$350-US$550

GOLD RESOURCES

SIMBERI ISLAND Gold Resources

	Million Tonnes	Grade (g/t Au)	Oz
Measured	12.1	1.28	498,000
Indicated	12.1	1.12	436,000
Inferred	32.62	1.39	1,455,000
TOTAL	**56.84**	**1.31**	**2,389,000**

Simberi mineralisation types are:

Oxide material – extremely weathered (cyanide leach recoveries > 90%), 0.5 g/t Au cutoff
Transitional material – distinctly weathered (cyanide leach recoveries 50-90%), 0.5 g/t Au cutoff

Sulphide material – slightly weathered to fresh (cyanide leach recoveries generally <50%), 0.5 or 1.0 g/t Au cutoff, variable top cuts.

NB. Includes 8.4mt at 2.7 g/t Au Inferred Sulphide (refractory-type) outside Sorowar and 17.0mt at 0.9 g/t Au Inferred with some Measured and Indicated Sulphide (refractory-type) at Sorowar.

DISCOVERY COSTS

DIRECT EXPLORATION COSTS

	Reserve Oz	Cost per Reserve Oz	Oxide & Sulphide Resource Oz	Cost Per Resource Oz
31 December 2004	367,000	A$24	1,490,000	A$6
31 December 2005	712,000	A$20	2,268,000	A$6
30 June 2006	785,000	A$20	2,325,000	A$6

ENTERPRISE VALUE PER RESERVE OZ

MARKET HAS ATTRIBUTED ZERO VALUE TO EXPLORATION POTENTIAL



Enterprise Value per Reserve Ounce
A$ per ounce
1000.00
900.00
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
ALD
VRE
ARX
EQI
OGD
LVR
GLN
RSG
LHG
KCN
PSV
TAM
IBR
LAF
BMO
SGX
NCM
TRY
SBM
IAU
EMP
AVO
DOM
HIG
AGC
BDG
BGF

ENTERPRISE VALUE PER RESOURCE OZ

MARKET HAS ATTRIBUTED ZERO VALUE TO EXPLORATION POTENTIAL



Enterprise Value per Resource Ounce
250.00
200.00
150.00
100.00
50.00
0.00
A$ per ounce
ALD GLN BDG EMP IBR RSG AGC OGD VRE LVR SBM ARX EQI PSV LHG TRY TAM KCN HIG BMO NCM IAU AVO LAF SGX BGF DOM

SIMBERI: OUTCOMES SOUGHT 2007

- GOLD PRODUCTION TO COMMENCE 2H 2007
- OXIDE RESERVES TARGET > 1 million oz
- INCREASE PRODUCTION - TARGET > 100,000 oz (CURRENT AVERAGE 84,000 oz per annum)
- UPGRADE CURRENT SULPHIDE INFERRED RESOURCES TO RESERVE STATUS


ALLIED GOLD LIMITED

SIMBERI OXIDE GOLD PROJECT

PROJECT DEVELOPMENT UPDATE


150°00'E
153°00'E
LIHIR GOLD MINE
Production 600,000oz pa
Resources 45Moz
2°00'S
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
6°00'S
Solomon Sea
0
100km

OXIDE PROJECT FUNDAMENTALS

[JULY 2006 – ALD / INTERMET]

PARAMETER	OFS 2005	OFS 2006 (Amended)
ORE DELIVERY SYSTEM	SLURRY PIPELINE	ROPE CONVEYOR
Ore Processed (Mt)	15.3	17.8
Gold Produced (oz)	585,000	692,000
Mining Rate (Mtpa Yr 1)	1.51	2.06
Mining Rate (Mtpa Yr2 on)	1.65	2.20
Mine Life (years)	9.4	8.2
Manpower (local)	132 (74)	193 (128)
Average Annual Gold Production ozs p.a.	62,000	84,000
Development Capex US$M	37	60

ALLIED GOLD LIMITED

CAPITAL COST A$ MILLION (INCLUDING CONTINGENCY)

PROJECT COSTS	A$M	OWNERS COST	A$M
SOROWAR CRUSHING & CONVEYING	14.16	GEOLOGY & MINING	0.93
PLANT EARTHWORKS	1.06	INFRASTRUCTURE	6.27
PIGIPUT PROCESS PLANT & ANCILLARIES	26.63	TOOLS & MOBILE EQUIPMENT	2.66
WHARF	0.72	SPARES	2.45
TAILINGS DISPOSAL	3.9	PRE-PRODUCTION OPERATIONS	6.09
TECHNICAL & EPCM	5.67	OWNERS CONSTRUCTION TEAM & INDIRECT	4.45
CONTINGENCY	2.61	LANDOWNER, COMMUNITY & ENVIRONMENT	0.63
		PROJECT INSURANCES	1.14
		GOVERNMENT FEES & CHARGES	0.55
TOTAL PROJECT	54.75	TOTAL OWNER	25.2
TOTAL PROJECT & OWNERS COSTS	79.92		


ALLIED GOLD LIMITED

OXIDE PROJECT INDICATIVE FINANCIAL ANALYSIS

Gold Price	IRR	NPV		Operating Cash Surplus	
ALL EQUITY CASE					
US$550	29%	US$58M	A$77.3M	US$139M	A$185.3M
US$600	36%	US$82M	A$109.3M	US$163M	A$217.3M

Assumptions (ALD):

Indicative (pre-tax modeling, 8% discount rate, exchange rate A$1=US$0.75c

DEVELOPMENT INTIATIVES

- LARGER PROCESS PLANT CAPABLE OF PROCESSING 2.2MTPA
- USE OF SEAWATER FOR PROCESS PLANT
- AERIAL CONVEYING SYSTEM TO DELIVER ORE FROM REMOTE DEPOSITS
- BULK MINING METHOD WHERE APPLICABLE
- MAXIMISE USE OF LOCAL LABOUR
- CONSTRUCTION EARTHWORKS BY OWNER

AERIAL ROPE CONVEYOR

TUFENTOBEL, SWITZERLAND



2.26

PROJECT STATUS

- DEFINITIVE OPTIMISED 2.2 Mtpa CAPITAL AND OPERATING COSTS COMPLETED
- INTERMET ENGINEERING APPOINTED EPCM CONTRACTOR
- PROJECT PERMITS AND DEBT FUNDING IN PLACE
- LANDOWNER AGREEMENTS COMPLETED. STRONG NATIONAL, PROVINCIAL AND LOCAL GOVERNMENT SUPPORT
- PROCUREMENT OF MAJOR LONG LEAD ITEMS COMPLETED, ie BALL MILL, AERIAL ROPE CONVEYOR
- A$38M HAS BEEN SPENT AND COMMITTED TO DATE ON THE PROJECT WITH A$27M BEING THROUGH THE EPCM CONTRACTOR AS AT 23 NOVEMBER
- SITE INFRASTRUCTURE WORKS ARE WELL ADVANCED WITH THE COMPLETION OF THE AIRSTRIP, ISLAND RING ROAD AND DESIGN OF DEEP SEA TAILINGS PLACEMENT

IN OTHER AREAS:	WHARF	40% Completed
	PLANT SITE EARTHWORKS	60%
	ACCOMMODATION CAMP	60%
	MINE ACCESS ROADS	85%
	POWER STATION	30%

PIGIPUT BAY OXIDE GOLD PROJECT INFRASTRUCTURE


ORE DELIVERY CONVEYOR
SOROWAR OXIDE PIT
WHARF
PLANT SITE
DSTP
CAMP SITE

SIMBERI ISLAND

Tatau Island

OVERLOOKING PIGIPUT BAY





SIMBERI ISLAND

POURED CONCRETE PADS FOR LEACH TANKS





GEOTECH DRILLING PLANT SITE

SIMBERI ISLAND

PIGIPUT BAY WHARF CONSTRUCTION





HAUL ROAD CONSTRUCTION TO BOTLU DEPOSIT

SOROWAR TERMINAL LOAD OUT POINT



LANDOWNER RELATIONS



- EXCELLENT RELATIONSHIP OVER 20 YEARS
- COMPANY HAS RETAINED AN EXPERIENCED COMMUNITY LIAISON TEAM
- ALLIED HAS INITIATED BUSINESS CONTRACTS & JV's WITH LANDOWNER GROUPS
- 8 MAIN BUSINESS OPPORTUNITIES IDENTIFIED TO PROMOTE PROJECT PARTICIPATION INCLUDING:
  - CATERING JV ALREADY SET UP BETWEEN EUREST & A SIMBERI LANDOWNER CLAN
  - GOODS RECEIVALS / LOGISTICS CONTRACT ESTABLISHED WITH BIG TABAR LANDOWNER GROUP
  - REFUSE/DISPOSAL CONTRACT CURRENTLY BEING SET UP WITH SIMBERI LANDOWNER CLAN
  - MANHAUL TRANSPORT CONTRACT CURRENTLY BEING SET UP WITH SIMBERI LANDOWNER CLAN
- ONLY 9 CLANS ON SIMBERI ISLAND – TOTAL POPULATION 1100 – REPRESENTED BY THE SIMBERI MINING AREA ASSOCIATION (SMAA)

SIMBERI ISLAND - RESOURCES AND EXPLORATION UPSIDE

1	SOROWAR	MEASURED + INDICATED + INFERRED
2	SAMAT SOUTH	MEASURED + INDICATED + INFERRED
3	SAMAT NORTH	MEASURED + INDICATED + INFERRED
4	BOTLU SOUTH	MEASURED + INDICATED + INFERRED
5	PIGIPUT	MEASURED + INDICATED + INFERRED
6	SAMAT EAST	INDICATED + INFERRED
7	PIGICOW	INDICATED + INFERRED
8	BEKOU	INDICATED + INFERRED
9	PIGIBO	INFERRED
10	KEKENMINDA	PROSPECT
11	ADORA	PROSPECT – 1ST PASS DRILLING COMPLETED
12	PATAN	PROSPECT
13	MONUM CK	PROSPECT – DRILLING IN PROGRESS
14	MATANOBOL CK	PROSPECT – IP SURVEY IN PROGRESS

SIMBERI OXIDE EXPLORATION POTENTIAL

▶ RECENT DRILL RESULTS

PIGICOW

- **56m at 2.71/t gold** from surface in RC1317
- **45m at 2.34g/t gold** from surface in RC1314
- **30m at 2.82g/t gold** from surface, including **19m** from surface at **3.93g/t gold** in RC1340
- **30m at 1.69g/t gold** from surface, including **19m** at **2.20 g/t gold** from 11m in RC 1336
- **30m at 1.16g/t gold** from surface, including **22m** at **1.42g/t gold** from 8m in RC1298
- **29m at 1.36g/t gold** from surface in RC1328
- **21m at 1.38g/t gold** from surface, including **6m** from surface at **4.11g/t gold** in RC1349
- **21m at 1.05g/t gold** from surface, including **11m** at **1.98g/t gold** from 10m in RC1301
- **20m at 1.21g/t gold** from surface in RC1339


Legend
EL609
ML136
Simberi Island
MATANABOL CK
SOROWAR
PATAN
PIGIPUT
BOTLU
PIGICOW
BEKOU
SAMAT
ADORA
Pigiput Camp
Plant Site
Wharf
Airstrip
kilometres
N

SAMAT

- **30m at 3.48g/t gold** from surface, including **18m** at **5.28g/t gold** 12m and **1m** at **23.70g/t gold** from 28m in RC1360
- **28m at 1.30g/t gold** from surface, including **1m** at **29.7g/t gold** from 10m in RC1368
- **11m at 1.91g/t gold** from 4m in RC1365
- **6m at 1.44g/t gold** from 5m in RC1361
- **3m at 1.19g/t gold** from surface, **4m** at **1.78g/t gold** 8m and **2m** at **1.27g/t gold** from 16m in RC1369

ADORA

- **13m at 2.29g/t gold** from 37m and **5m** at **5.03g/t gold** from 43m in RC1354
- **5m at 1.07g/t gold** from 20m and **3m** at **1.21g/t gold** from 38m in RC1357
- **10m at 1.15g/t gold** from 18m in RC1358
- **5m at 1.20g/t gold** from 23m in RC1359

SIMBERI SULPHIDE - DEFINED TO DATE

- TOTAL OF 705,000 oz Au, INCLUDING 420,000 Oz AT PIGIPUT, OPEN IN ALL DIRECTIONS
- FLASH FLOATATION Au RECOVERIES OF 85% IN 20% OF THE MASS CAN BE ACHIEVED
- NEW DRILL PROGRAM DUE TO TEST SULPHIDE POTENTIAL AT PIGIPUT AND SAMAT TO COMMENCE THIS QUARTER

ALLIED GOLD LIMITED

PIGIPUT SULPHIDE DEPOSIT CROSS SECTION


South
West
Proposed oxide open pit
Base of oxidation
Sulphide gold mineralisaton
(1.6g/t cut off)
Proposed development
Adit
0
100m

Inferred Sulphide Resources – 1.3M tonnes at 10.4 g/t Au for 420,000 Oz

(at 4.0 g/t Au cut-off, no Au top cut)

ALLIED GOLD LIMITED

SIMBERI SULPHIDE GEOPHYSICAL EXPLORATION

DIPOLE-DIPOLE IP: SAMAT-PIGIPUT-SOROWAR




MONUM - IP Target T16
RC1383DD
0 - 180m = 180m x 0.39 g/t Au
2.20 g/t Ag
S
MONUM - IP Target T18
N
RC1385DD
Results pending
S
MONUM - IP Target T4
N
RC1387DD
Results pending

Resistivity in color; chargeability in contour format


EL609
ML136
Simberi
Island


RC1158DD
RC1159DD
RC492
Silas Creek Outcrop
RC059
RC1391
RC1385
RC1388
RC1383
RC1387
T18
P007
T4
T16
RC192
RC193
RC197
RC195
RC1152DD
RC797
RC194
P006
P036
RC196
PIGIPUT
SIMBERI ISLAND
Monun Creek
Drill Hole Collar and Target
Recently Drilled Hole with Target
Previously Drilled Holes
Holes in above table
0
125
250
metres

Hole No	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
P007	0	201	201	0.61	1.85
RC1152DD	51	234.6	183.6	0.40	4.17
RC1383DD	0	180	180	0.39	2.20
P036	74	302	228	0.74	5.87
P006	0	230.85	230.85	0.72	2.28
RC797	0	82	82	0.41	1.54

BIG TABAR – MAJOR PROSPECTS


SIMBERI
TATAU
SW
TATAU
Log Point
TABAR
N
LEGEND
Other Au prospects
TATAU - TABAR
MAJOR PROSPECTS


TATAU
TABAR
N

ALLIED GOLD LIMITED

SW TATAU ISLAND – MORE NOTABLE (Ag & Cu) INTERSECTIONS –
Note: Extraordinary Ag in the Oxide Zone


TATAU
SW
TABAR

PROSPECT	HOLE#	FROM (M)	TO (M)	INTERVAL (M)	AU (G/T)	AG (G/T)	CU (%)	REMARKS
MT LETAM	1100DD	295	462	167	0.41	-	0.20	Porphyry Cu/Au
MT TIRO	RC101	53	60	7	21.70	1028	-	
	"	60	110	50	1.02	24	-	
	RC1029	14	27	13	6.41	141	-	OXIDE
	INCLUDING	21	24	3	15.80	467	-	OXIDE
	RC1037	82	157	75	1.72	-	-	
POTURAI	DDHT1	0	16	16	2.26	-	-	OXIDE
	"	117	181	64	0.99	-	-	
PEPEWO	RC1098	34	50	16	2.84	163	-	OXIDE
	INCLUDING	38	44	6	5.60	308		OXIDE
SERARO	RC1020	1	4	3	15.61	10	-	OXIDE
	RC1027	46	52	6	31.70	-	-	
	RC1043	44	100	56	1.08	-	-	
	RC1050	104	109	5	8.07	170	-	

BIG TABAR ISLAND - PROSPECTIVITY

- **FOTOMBAR – 'PORPHYRY' AU**
  - RC 1093 : 100M – 176M = 76M X 1.42 G/T AU
  - RC 1097 : 54M – 154M = 100M X +0.67 G/T AU
    (ONLY PERIPHERAL IP AND 6 HOLES)
- **TUPINDA – EPITHERMAL AU/AG**
  - AVERAGE OF 9 GRAB SAMPLES 301 G/T AG
  - AVERAGE OF 12 CHANNEL SAMPLES 33 G/T AG
  - INTENSE COINCIDENT AG, AS & SB SOIL ANOMALY TO 500M LENGTH.
  - REFERENCE TO HOT-SPRING SINTER.
    (PERIPHERAL IP, NO DRILLING)
- **BANESA – 'PORPHYRY' AU/CU**
  - DDH BA001 : 89M – 251M = 162M X 0.42 G/T AU AND 0.09% CU
  - (NO IP, AND ONLY 1 DRILLHOLE)

EXPLORATION PLAN – 12 MONTH OUTLOOK

- **SIMBERI**
  - DRILL SILAS' OUTCROP ON MONUM CREEK
  - SHALLOW OXIDE DRILLING AT PIGICOW & PIGIBO TO INCREASE OXIDE RESOURCES TO 1 MOz.
  - TARGET BONANZA-GRADE INTERCEPTS AT SAMAT, PIGIPUT & SOROWAR TO DETERMINE VEIN PLANE ORIENTATIONS (6 MONTHS)
  - PIGIPUT SULFIDE RESOURCE DEFINITION DRILLING
  - MAP/SAMPLE/TRENCH/CORE DRILL MATANOBOL CK PROSPECT
  - IP SURVEY OVER THE ENTIRE ISLAND
- **SW TATAU**
  - LARGE-SCALE SEMI-REGIONAL IP SURVEY (6 MONTHS)
  - COMMENCE SECOND –PASS DIAMOND CORE DRILLING
- **BIG TABAR**
  - IP SURVEY OVER SOUTH TABAR (BANESA): MID-2007
  - COMMENCE SECOND –PASS DIAMOND CORE DRILLING (BANESA).
  - IP SURVEYS OVER NORTH TABAR (TUPINDA & FOTOMBAR): MID-2007
  - COMMENCE SECOND –PASS DIAMOND CORE DRILLING (FOTOMBAR)
  - COMMENCE FIRST–PASS DIAMOND CORE DRILLING (TUPINDA).

1 TO 2 YEAR DRILL PROGRAM

LOCATION	NO. OF RIGS	PROGRAM	AREAS	RC METRES	DD METRES	TOTAL METRES
Simberi	3	Oxide	Pigibo, Pigicow	9,200	0	9,200
		Carbonate replacement	Matanobol	0	1,500	1,500
		Bonanza	Pigiput, Sorowar, Samat	6,720	5,447	12,167
		Pigiput	Sulfides	6,000	9,000	15,000
			Sub-total	21,920	15,947	37,867
Tatau	1	SW Tatau	Seraro, Mt Tiro, Poturai, Pepewo, Mt Letam	0	6450	6,450
Tabar		Sulfide	Fotombar, Tupinda, Banesa	0	2300	2,300
			Sub-total	0	8,750	8,750
			TOTAL	21,920	24,697	46,617

TABAR ISLANDS GOLD PROJECT SUMMARY

- EXPERIENCED MANAGEMENT, TECHNICAL & LANDOWNER LIAISON TEAM IN PLACE
- VERY STRONG RELATIONSHIP WITH LANDOWNERS, LOCAL COMMUNITIES, GOVERNMENT & REGULATORS
- POSITIVE INITIATIVES TOWARDS DEVELOPMENT METHODS eg; ROPE CONVEYOR
- STAGE-1 OXIDE MINING PROJECT POISED FOR FIRST PRODUCTION IN 2H 2007
- RECENT EXPLORATION RESULTS POINT TO IMMEDIATE PROJECT UPSIDE
- HIGH PROSPECTIVITY FOR THE DISCOVERY OF SIGNIFICANT (>1 MILLION OUNCE) SULPHIDE GOLD DEPOSITS TO UNDERPIN STAGE-2 MINING PROJECT
- ENTIRE EPITHERMAL/PORPHYRY MINERALISED ISLAND GROUP UNDER 100% ALLIED OWNERSHIP


ALLIED GOLD LIMITED

CAUTIONARY STATEMENT

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied.

Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.

Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities.

Any offer will be made only through an information circular or proxy statement or similar document.

Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.

Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).